Exhibit 21.1

Subsidiaries of the Registrant

Listed below are the subsidiaries of Intellinetics, Inc. as of December 31, 2020. Intellinetics, Inc. had two subsidiaries as of December 31, 2020.

Subsidiary Name	State/Jurisdiction of Incorporation

1. Intellinetics, Inc.	Ohio
2. Graphic Sciences, Inc.	Michigan